Exhibit 99.1
NEWS

Starfield Reports Results for
Fourth Quarter and Fiscal 2008

Toronto, Ontario – April 25, 2008 – Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced that its financial results for its fiscal year ended February 29, 2008 were filed on SEDAR.

For the three months ended February 29, 2008, Starfield incurred costs of exploration and related equipment totaling $2.5 million, and $13.1 million for the year ended February 29, 2008.  Excluding the cost of settlement and termination of previously signed investor relations contracts, administrative outlays amounted to $1.5 million for the quarter and $4.1 million for the year ended February 29, 2008.

During the three months ended February 29, 2008, the Company received and released assay lab results from its fall 2007 19-hole drill program.  On March 20, 2008, the Company announced positive economics from a preliminary assessment of its 100%-owned Ferguson Lake project in Nunavut.

The Company had cash reserves of $10.9 million and working capital of $10.8 million at year end, compared to $506,000 and negative $1.9 million in fiscal 2007 respectively.

The annual financial statements, management’s discussion and analysis, and additional information for the year are available on the Company’s website and on SEDAR.

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Nickel-Copper-Platinum-Palladium- Cobalt property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover metals from its Ferguson Lake massive sulphides.

For further information contact:

Connie Anderson Investor Relations Starfield Resources Inc. 416-860-0400 ext. 228 canderson@starfieldres.com	André J. Douchane President and CEO Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer Starfield Resources Inc. 416-860-0400 gvanstaveren@starfieldres.com

www.starfieldres.com

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